UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 5, 2025

Bryan Coy
Chief Financial Officer
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

Re: Cannae Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
File No. 001-38300

Dear Bryan Coy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2024</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Critical Accounting Policies and Estimates</u>
<u>Investments in unconsolidated affiliates - impairment monitoring , page 30</u>

1. In discussing your impairment analysis concerning Alight, you state Alight has consistently produced positive results from operations. Yet, you report equity in their losses in each of your last three fiscal years and Alight has a loss from continuing operations in each of its last three fiscal years. Please reconcile these disclosures for us.

<u>Segment Results of Operations</u>
<u>Restaurant Group</u>
<u>Comparable Store Sales, page 34</u>

2. You disclose decrease in guest counts partially offset by increase in average amount spent by customers each visit contribute to the decrease in comparable store sales. Please quantify the extent of these factors pursuant to Item 303(b) of Regulation

S-K where it states to describe underlying reasons for material changes in both quantitative and qualitative terms. To the extent a material factor, also discuss in quantitative and qualitative terms the impact of price increases pursuant to Item 303(b)(2)(iii) of Regulation S-K. In this regard, we note you disclose on page 5 you have adjusted menu prices in the past to compensate for increased costs. Lastly, describe whether declining comparable store sales in the last two fiscal years is a known trend or uncertainty likely to have a material unfavorable impact on revenues or income from continuing operations pursuant to Item 303(b)(2)(ii) of Regulation S-K.

<u>Liquidity and Capital Resources</u>
<u>Cash Requirements, page 37</u>

3. You disclose on page 63 you have guaranteed certain obligations of Black Knight Football Club totaling between $38.3 million and $69.6 million at December 31 2024. Please discuss the impact of this guarantee on your cash requirements, including the criteria and timing for such potential cash payments and whether associated performance criteria have been met or the prospect of such criteria being met. For example, but not exclusive, discuss any impact on these guarantees and your cash requirements as it concerns your media reported AUS$25 million (US$16 million) expansion team fee regarding your investment in the Auckland Football Club. Refer to Item 303(b)(1) and (1)(i) of Regulation S-K.

<u>Operating Cash Flows, page 38</u>

4. Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, discuss the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends in operating cash flows, their variability and associated business reasons. Refer to Item 303(a) of Regulation S-K and section IV.B and B.1 of SEC Release No. 33-8350. For example, per the statement of cash flows income taxes payable decreased by approximately $80 million in 2024 and here you mention lowered/decreased income taxes and lower expenses and no carried interest incurred with your Manager but do not provide any details on these items, including underlying reason.

5. You currently disclose the increase in cash used in operations in fiscal 2024 is primarily attributable to lower tax payments and lower cash expenses incurred with your Manager, but these indicate a decrease in cash used. You disclose on page 74 the aggregate sum of cash payments for interest, income taxes and operating leases is lower in fiscal 2024 than fiscal 2023 by $19 million and elsewhere you disclose changes in fees paid to your Manager effective July 2024 due to an amended MSA. However, items associated with the previous sentence that reduce cash used in fiscal 2024 are not discussed or quantified here, meaning there appears to be cash used in excess of these items also not disclosed here to arrive at the disclosed additional cash used in 2024 compared to 2023. Please revise your disclosure as appropriate to address all material items impacting operating cash flows and their consequent effect.

6. You report cash used in operating activities for each year presented. Please discuss whether this is a known trend and provide related disclosures following the guidance in Item 303(b)(1)(i) of Regulation S-K and Release Nos. 33-6835 and 33-8350, specifically, the operational reasons for this condition, how you intend to meet your cash requirements and maintain operations and, to the extent determinable, your expectations of generating positive operating cash flows.

Paysafe, page 52

7. You disclose you sold shares of common stock of Paysafe that will generate expected tax savings for you. Please explain to us and disclose how and why this generates expected tax savings.

Watkins Holdings, page 52

8. Please explain to us the basis in GAAP that supports your accounting of your 52.8% ownership interest in Watkins Holdings using the equity method. Refer to the guidance in ASC 323 and ASC 810 in your response, as appropriate.

Note B. Investments
Investments in Unconsolidated Affiliates
Black Knight Football , page 60

9. On page 63 you disclose you held a variable interest in Black Knight Football Club ("BKFC") and state you are not the primary beneficiary of it because you do not have the power to direct activities that most significantly impact the economic performance of it. You disclose you have a 47.2% and 44.3% ownership interest in BKFC at December 31, 2024 and March 31, 2025, respectively, and you guarantee certain payment obligations of BKFC that total an estimated amount between $38.3 million and $69.6 million at December 31, 2024 and $38.5 million and $70.0 million at March 31, 2025. It appears Bill Foley, your former Chairman and now Vice Chairman of the Board and former CEO, is the lead investor and managing general partner of BKFC, and appears to be integral in the design of BKFC. In view of all of the preceding, please explain to us why you believe you do not have the power to direct BKFC's activities that most significantly impact its economic performance and are not the primary beneficiary of BKFC.

Note E. Segment Information, page 63

10. In this note you state the CODM uses net earnings or loss as the performance measure for each operating segment that is included in the presented segment tables. You also state in this note the amounts presented in the segment tables for your equity method investments that are reportable segments are your portion of equity in losses in them. Please explain to us how your portion of equity in losses of these investments represent the net earnings/losses of these entities.

11. You disclose in this note the CODM reviews the financial results of the equity investees that you consider to be reportable segments. In exhibit 99.2 to the Form 8-K furnished May 12, 2025, you disclose EBITDA and Adjusted EBITDA for your Alight equity method investment that is a reportable segment of yours, which is suggestive that detailed financial information for Alright is provided to you. Please

explain to us what discrete financial information and the level of its detail is regularly provided to your CODM regarding financial results for each of your equity method investments that are reportable segments. In conjunction with this, explain to us your consideration of reporting amounts from the discrete financial information provided to your CODM for each equity method investment reportable segment pursuant to ASC 280-10-50-22 and 50-32, 50-25 and 50-26A, 26B and 26C, along with any applicable reconciliations pursuant to ASC 280-10-50-30 and 31.

12. In this note you state EBITDA is one of the performance measures used by your CODM for each operating segment. In exhibit 99.2 to the Form 8-K furnished May 12, 2025, you disclose EBITDA for your equity method investment in Alight that is one of your reportable segments. From this, it appears EBITDA of Alight is reported to your CODM for their use. Please explain to us why you do not also report EBITDA for Alight in the segment note pursuant to ASC 280-10-50-07 and provide all applicable disclosures pursuant to ASC 280-10-50.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services